Exhibit Relating to Item 77(c) of Form N-SAR for The High Yield Plus Fund, Inc. (the
"Fund") for the six month period ended September 30, 2002



6:   The Annual Meeting of the Fund's shareholders
 was held on August 12, 2002.
At such meeting the shareholders approved the selection of auditors and the election of directors. Pursuant to Instruction 2 to this Sub-Item, Information as to the matters has not been included in this Attachment.